Exhibit 99.1

Burcon NutraScience Engages Liolios Group to Lead New Investor Relations Program

Company at Inflection Point in Commercial Roll-out of Breakthrough in Plant Protein Quality

Vancouver, British Columbia, April 8, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a world leader in plant protein extraction and purification technologies, has engaged Liolios Group to lead a new investor relations and financial communications campaign.

"With our manufacturing and marketing partner, Archer Daniels Midland, initiating production and sales of our patented soy-based CLARISOY™ protein, and our new Peazazz™ pea protein semi-works facility on track to begin commercial-level production in June, Burcon has arrived at a turning point in its development,” said Johann Tergesen, president and COO of Burcon.

These accomplishments, supported by recent industry awards and key U.S. patents, have propelled Burcon into an industry-leading position as a developer of premium plant protein ingredients that demonstrate exceptional clarity, solubility, clean taste, sustainability, manufacturing scalability and value delivered to a growing demographic of health-conscious consumers.

“Given these compelling factors, we believe the time has come to engage an experienced team of investor relations professionals to help us communicate our story to the financial community,” continued Tergesen. “Liolios Group brings a proven track record of helping companies like Burcon enhance its shareholder value by delivering the right message to the right audience, and building high quality, long-term relationships in the investment community.”

Liolios Group will work closely with Burcon’s management to refine and deliver the company’s message, and make introductions to key investors and influencers in the financial community. They will also assist the company in scheduling road shows and financial conferences over the next 12 months.

To arrange for a call or meeting with management, contact John MacLennan at (416) 644-8688 or john@liolios.com.

About Liolios Group Inc.

Liolios Group is a highly selective and comprehensive investor relations firm specializing in micro to mid-cap companies. The firm aims to deliver superior performance in corporate messaging and positioning, investor awareness, analyst and financial press coverage and capital attraction. Founded in 1999, Liolios Group executives have extensive experience in financial and investments and represent clients in a wide range of industries, including life sciences/healthcare, consumer/internet retail, business services, digital, media/software, clean technology, technology, natural resources and special situations.

For more information about Liolios Group, visit www.liolios.com.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon has developed: CLARISOY™ soy protein - now licensed to Archer Daniels Midland Company - which offers clarity and high-quality protein nutrition for low pH beverage systems and exceptionally clean flavor at any pH; Peazazz™ a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein™ are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

CLARISOY is a trademark of Archer Daniels Midland Company.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896
(888) 408-7960 toll-free
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Tel (416) 644.8688 or (949) 574-3860
john@liolios.com